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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2 ) *

                           COPLEY PROPERTIES, INC.
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                                (Name of Issuer)


                   Common Stock, $1.00 par value per share
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                        (Title of Class of Securities)


                                217 454 107 000
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                                 (CUSIP Number)

                                 N. Keith McKey
                300 One Jackson Place, 188 East Capitol Street
                  Jackson, Mississippi 39201; (601) 354-3555
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  May 24, 1995
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more then five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                       This Document contains 3 pages.


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                               AMENDMENT NO. 2

                                      TO

                                 SCHEDULE 13D

                           COPLEY PROPERTIES, INC.
                           -----------------------

        The Statement on Schedule 13D with respect to the shares of common stock, $1.00 par value per share ("Shares"), of Copley Properties, Inc. (the "Issuer"), filed by EastGroup Properties ("EastGroup"), with the Securities and Exchange Commission (the "SEC") on April 26, 1995, as amended by Amendment No. 1 to the Statement on Schedule 13D filed with the SEC on May 5, 1995 (the "Schedule 13D"), is hereby amended as follows:

ITEM 4.   PURPOSE OF TRANSACTION.
          -----------------------

          [Item 4 of the Schedule 13D is amended by the addition of the following:]

                On May 24, 1995, EastGroup delivered to the Issuer the letter attached hereto as Exhibit I and issued the Press Release attached hereto as Exhibit II, both of which are incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

          [Item 7 of the Schedule 13D is amended by the addition of the following:]

          I.  Correspondence dated May 24, 1995 from EastGroup to the Issuer.

          II. Press Release dated May 24, 1995 issued by EastGroup.




                              Page 2 of 3 pages
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                                  SIGNATURE
                                  ---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: May 24, 1995

                                        EASTGROUP PROPERTIES

                                        By:  /s/ David H. Hoster II
                                           -------------------------------
                                                David H. Hoster II
                                                President



                              Page 3 of 3 pages

                                                                       EXHIBIT I
                         [EASTGROUP PROPERTIES LOGO]



                                 May 24, 1995



Board of Directors
Copley Properties, Inc.
c/o Mr. Steven E. Wheeler
399 Boylston Street, 13th Floor
Boston, Massachusetts 02116

Dear Gentlemen:

        As you know, EastGroup Properties ("EastGroup") is the owner of approximately 5.2% of the outstanding shares of Common Stock ("Shares") of Copley Properties, Inc. (the "Company"). After a review of publicly available information regarding the Company and our recent discussions with members of your management team, we believe that a business combination between our two companies would be in the best interests of both our companies and their respective shareholders.

        I have discussed this matter with the Board of Trustees of EastGroup, and I have been authorized to propose a merger between EastGroup and the Company in which the Company's shareholders would receive an amount of EastGroup shares of beneficial interest having a value of $12.00 for each Share held by them. Based on this price, the value received by the Company's shareholders will represent a premium of approximately 24% over the closing sales price of the Shares on April 25, 1995, the date prior to the date on which our interest in the Company was publicly disclosed. EastGroup is also prepared to pay, in cash installments over an agreed upon period, the deferred management fees due Copley Real Estate Advisors, Inc. Such payments would be made in exchange for cancellation of the Advisory Agreement and transfer of the Class A Share to EastGroup. EastGroup's proposal is subject to the negotiation of a definitive merger agreement, which would include mutually satisfactory due diligence, no solicitation and break-up fee provisions.

        We appreciate that in considering our proposal, you have obligations to the Company's shareholders. For your information, we enclose copies of EastGroup's 1994 Annual Report to Shareholders, Annual Report on Form 10-K for the year ended December 31, 1994, Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, and most recent proxy statement. These documents provide information regarding EastGroup's business, financial condition, results of operations, and its trustees and officers.

Mr. Steven E. Wheeler
May 24, 1995
Page Two


        Simultaneously with the delivery of this letter, we are issuing a public announcement and will file an amendment to our statement on Schedule 13D no later than the morning of May 25, 1995. We will advise the New York Stock Exchange and American Stock Exchange of this proposal prior to the opening of business on May 25, 1995. We would like to meet with you and your Board of Directors (or a Committee thereof) to discuss our proposals further and to answer questions that you may have.

        EastGroup is enthusiastic about this proposal, and we look forward to discussing it personally with you. We trust that you will offer your shareholders an opportunity to consider our proposal.


                                        Very truly yours,

                                        EASTGROUP PROPERTIES



                                        By:  /s/ Leland R. Speed
                                           ------------------------
                                             Leland R. Speed
                                             Chairman

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                                                     EXHIBIT II

                        [EASTGROUP PROPERTIES LOGO]


NEWS RELEASE                   FOR MORE INFORMATION, CONTACT:
-------------                   David H. Hoster II, President or
                                N. Keith McKey, Chief Financial Officer
                                (601) 354-3555


                  EASTGROUP ANNOUNCES A MERGER PROPOSAL FOR
                  -----------------------------------------
                           COPLEY PROPERTIES, INC.
                           -----------------------



        JACKSON, MISSISSIPPI, May 24, 1995 -- EastGroup Properties (NYSE-EGP) announced today that it has proposed a merger to the Board of Directors of Copley Properties, Inc. ("Copley") where Copley shareholders will receive $12.00 in EastGroup shares for each share they hold. Based on EastGroup's closing share price of $19.00 a share on May 23, 1995, EastGroup would issue 2,145,700 shares for all the outstanding Copley shares not currently owned by EastGroup. EastGroup currently owns 5.2% of Copley. EastGroup's proposal is subject to the negotiation of a mutually satisfactory definitive merger agreement.

        Leland R. Speed, Chairman of EastGroup, stated that the price offered represents a 24% premium from Copley's closing price on April 25, 1995, the day before EastGroup publicly disclosed its interest in Copley. Additionally, Mr. Speed noted that the merger would result in Copley shareholders receiving a projected 14% increase in annual cash dividends, based on the $19.00 EastGroup price per share and the current dividend rates of both companies. EastGroup believes that the merger would also accomplish many of Copley management's stated goals such as becoming self administered, increasing capital, enhancing investor returns and providing the best management structure for the Company.

        David H. Hoster II, President of EastGroup, said that Copley's portfolio includes 14 industrial properties with approximately 3,100,000 square feet and two office buildings wiht 192,000 square feet. He said that the properties would complement EastGroup's portfolio of industrial, apartments and office buildings and that EastGroup has extensive experience working with diverse and complicated property ownership structures similar to those of Copley's investments. Mr. Hoster added that the combination should be accretive to EastGroup's funds from operations and that after the merger, EastGroup, with a combined total of approximately 5,500,000 square feet of industrial space, would have one of the larger industrial portfolios among REITs.

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